NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY

P.T. INDOSAT TBK, INDOSAT FINANCE COMPANY B.V. AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V. ANNOUNCE FINAL RESULTS OF THE TENDER OFFERS AND CONSENT SOLICITATION

Jakarta, July 31, 2010 (New York, July 31, 2010) — PT Indosat Tbk. (“Indosat”), Indosat Finance Company B.V. (“IFC”) and Indosat International Finance Company B.V. (“IIFC” and, together with IFC, the “Issuers” and each an “Issuer”) today announced the final results of (i) their previously announced Offers to purchase for cash any and all of IFC’s outstanding 7.75% Guaranteed Notes due 2010 (the “2010 Notes”) and IIFC’s outstanding 7.125% Guaranteed Notes due 2012 (the “2012 Notes” and, together with the 2010 Notes, the “Notes”) and (ii) IFC’s previously announced Consent Solicitation.

The Issuers also announced that Indosat Palapa Company B.V., an affiliate of the Issuers, has completed its issuance of Guaranteed Senior Notes due 2020 pursuant to a confidential offering memorandum in a private placement under Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended (the “New Notes Offering”). The successful completion of the New Notes Offering on terms and conditions satisfactory to the Issuers, and with net proceeds transferred to the Issuers in an amount sufficient to purchase Notes tendered and consents delivered in the Offers and the Consent Solicitation, was a condition to the completion of the Offers and the Consent Solicitation. This condition has now been satisfied. The terms and conditions of the Offers and the Consent Solicitation are described in detail in the offer to purchase and consent solicitation statement dated May 11, 2010 (the “Offer to Purchase”) and the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”).

Based on a final count by the information and tender agent for the Offers and the Consent Solicitation, a total of US$167,874,000 and US$56,035,000 aggregate principal amount of IFC’s 2010 Notes and IIFC’s 2012 Notes, respectively, were validly tendered and not validly withdrawn and consents relating to US$186,370,000 aggregate principal amount of IFC’s 2010 Notes were validly delivered and not validly revoked. The Issuers have accepted for purchase all Notes validly tendered and not validly withdrawn, and IFC has accepted all consents validly delivered and not validly revoked as of the Early Tender/Consent Expiration Date. The consideration paid to Holders which tendered Notes and/or delivered consents will be determined according to the time of their tender of Notes and/or delivery of consents pursuant to the Offer to Purchase and Consent Solicitation Statement.

Following the purchase of the 2010 Notes and 2012 Notes and settlement of the Offers, US$66,873,000, representing approximately 22.3% of the US$300,000,000 principal amount of the 2010 Notes, will remain outstanding and US$53,375,000, representing approximately 21.4% of the US$250,000,000 principal amount of the 2012 Notes, will remain outstanding. The Issuers expect to settle all tenders and consent payments on or before August 3, 2010, New York City time.

The Issuers engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as joint dealer managers and solicitation agents for the Offers and the Consent Solicitation. D.F. King & Co., Inc. was retained to serve as the information and tender agent for the Offers and the Consent Solicitation.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers and the Consent Solicitation were only made pursuant to and, except as noted above, subject to the terms and conditions of the Offer to Purchase and the Consent Solicitation Statement that the Issuers have distributed to holders of Notes, as applicable. The Offers and the Consent Solicitation were not made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.